1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900
Frank Lopez
Member of the Firm
BOCA RATON
BOSTON
CHICAGO
HONG KONG
LONDON
LOS ANGELES
NEW ORLEANS
NEWARK
PARIS
SÃO PAULO
WASHINGTON

September 17, 2009
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp, Revised Preliminary Proxy Statement and Revised Preliminary Information Statement File No. 001-33803 Filed September 8, 2009
Dear Mr. Windsor:
          Reference is made to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement (the “Proxy Statement”) and Preliminary Information Statement (the “Information Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated September 11, 2009 (the “Comment Letter”).
          I am writing to respond to the comments to Amendment No. 4 to the Proxy Statement (“Proxy Amendment No. 4”) and to indicate the changes that have been made in the Form S-4/Proxy Statement (the “Form S-4”) that is being filed today with the Staff. Four clean copies of the Form S-4, with annexes, and four marked courtesy copies of each are enclosed for your reference. The marked copies show the changes made since the filing of the Company’s Proxy Amendment No. 4 filed with the Commission on September 8, 2009.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 17, 2009

          The Company has also filed the Definitive Information Statement.
          For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in the Form S-4.
Preliminary Proxy Statement
General
1.	Please advise the staff if FINRA has been advised and has approved the compensation changes for underwriters, i.e., have they approved or is their approval required to; allow the deferred underwriter compensation to be partially reallocated to the financial advisors, and, paid upon stockholder approval rather than upon the consummation of the transaction.
          FINRA Rule 5110(b)(5) provides that “the following documents relating to all proposed public offerings of securities . . . shall be filed with FINRA for review . . . copies of any proposed underwriting agreement, agreement among underwriters . . . and any other document that describes the underwriting or other arrangements in connection with or related to the distribution, and the terms and conditions relating thereto; and any other information or documents that may be material to or part of the said arrangements, terms and conditions and that may have a bearing on FINRA’s review” and copies of any amendments thereto. The definition of public offering, which is incorporated by reference from NASD Rule 2420 means “any primary or secondary distribution of securities made pursuant to a registration statement or offering circular including exchange offers, rights offerings, offerings made pursuant to a merger or acquisition, straight debt offerings, offerings pursuant to SEC Rule 504, and all other securities distributions of any kind whatsoever, except any offering made pursuant to an exemption from registration under Sections 4(1), 4(2) or 4(6) of the Securities Act of 1933, as amended, or pursuant to SEC Rule 504 if the securities are “restricted securities” under SEC Rule 144(a)(3), SEC Rule 505, or SEC Rule 506 adopted under the Securities Act of 1933, as amended. The term public offering shall exclude exempted securities as defined in Section 3(a)(12) of the Act.”
          The amendment to the underwriting agreement and arrangement to partially reallocate part of the deferred underwriter’s compensation to the financial advisors in this instance was not made in connection with the public offering of securities; but rather, it was in connection with advice rendered by the financial advisors in connection with a potential business combination. The Company does not believe it was necessary to see FINRA approval since FINRA had

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 17, 2009

approved the aggregate compensation at the time of the IPO and does not review specific allocations to underwriters. With that said, we have requested that the underwriters in the Company’s IPO contact the FINRA examiner from the Company’s IPO to confirm this position.
2.	Please provide an analysis explaining why you believe the proposed changes to the company’s charter and securities, i.e., warrants and stock, are not so significant that they constitute the issuance of new securities, which would be issued to current holders. Please explain why you believe Section 5 of the Securities Act of 1933 does not apply to what appears to be an offer and sale of such securities, and, if you are relying on an exemption, please identify the exemption and explain the basis for your reliance. Please see Securities Act Rule 145.
Common Stock
          The Company has converted the Proxy Statement into a Form S-4 (as a proxy statement/prospectus) in response to the Staff’s comment regarding proposed changes to its common stock.
Warrants
          The Company does not believe the amendments to the Company’s warrants are so significant that they constitute the issuance of new securities. As a threshold matter, the modifications to the terms of the warrants were made pursuant to the terms of Section 9.9 of the Warrant Agreement, dated November 27, 2009. The Company received written consents from warrantholders representing approximately 63.8% of the Company’s public warrants and approximately 50.4% of the Company’s outstanding warrants to authorize the amendment and restatement of the Warrant Agreement and therefore, the Company entered into an Amended and Restated Warrant Agreement with Continental Stock Transfer & Trust Company as warrant agent on July 20, 2009. The Company has filed a Schedule 14C Information Statement in connection with the warrant restructuring.
          However, even if the Staff deems the warrant restructuring to be an issuance of new securities, the Company believes the warrant restructuring is nevertheless exempt from the registration requirements of Section 5 of the Securities Act by virtue of Section 3(a)(9) of the Securities Act. Section 3(a)(9) provides an exemption from registration for “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The Company and its sponsor commenced private negotiations with certain warrantholders in connection with the proposed warrant restructuring. No commission or remuneration was paid or given directly or indirectly for soliciting consents from warrantholders to effectuate the

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 17, 2009

amendments to the warrants. Therefore, the Company believes that it may rely on 3(a)(9) as an exemption to the registration requirements under Section 5 of the Securities Act in connection with the warrant restructuring.
Proxy Letter and Notice of Special Meeting
3.	Revise the second to last bullet in Proposal 3 to more clearly explain the current provision and how it will be changed. In this regard, the phrase “to remove the provision which limits our powers and privileges to effecting and implementing our dissolution and liquidation in the event a business combination is not consummated...” should be changed to disclose what the current provision requires and what will be changed, including that the company will not liquidate even if it cannot complete the acquisition. Make similar changes to the second paragraph on page 78.
          The Company has revised the Form S-4 to address the Staff’s comment.
4.	Revise the last bullet in Proposal 3 to briefly describe the provisions that are applicable to blank check companies that will be removed. Make similar changes to the bullet on page 75 addressing the same issue.
          The Company has revised the Form S-4 to address the Staff’s comment.
5.	Revise Proposal 4 to briefly describe the current distribution and disbursement provisions of the agreement and how the Proposal would change those provisions. Make similar changes to the second paragraph on page 78. In this regard, we note on page 11 that this will allow the company to disburse monies to those seeking conversion after the vote instead of after consummation of the transaction.
          The Company has revised the Form S-4 to address the Staff’s comment.
6.	Revise the bold disclosure to be consistent with the bold language on the Notice of Special Meeting on page 4. In this regard, and with a view towards additional disclosure, explain supplementally why “we will likely” is used and what other alternatives there might be and, why liquidation will not occur until 2010 if the proposals are not approved in September 2009.
          The Company has revised the Form S-4 to address the Staff’s comment.
Summary of the Proposals, page 6

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 17, 2009

7.	Revise the bullets at the bottom of page 6 to disclose the approximate book value of Service 1st bank as of the most practicable date and disclose whether they have been profitable for 2008 and the interim period in 2009. In addition, disclose whether the company’s securities trade in any market.
          The Company has revised the Form S-4 to address the Staff’s comment.
8.	Revise the first full bullet on page 8 or add another bullet to disclose that if the acquisition proposal is voted down, the company will liquidate.
          The Company has revised the Form S-4 to address the Staff’s comment.
9.	Revise your discussion to discuss the impact of a failure to complete the contemplated transaction upon the value of any non-converting shareholders investments, including your ability to continue your existence and acquire other properties. Also, please address the impact of this vote upon the availability of the deferred underwriters’ compensation.
          The Company has revised the Form S-4 to address the Staff’s comment.
          The deferred underwriters’ compensation will not be payable until consummation of a business combination. The Company has revised disclosure in the Form S-4 to make that clear.
Risk Factors, page 23
10.	Add a risk factor to discuss the risk that in the event that shareholders approve the amendments to the certificate of incorporation and the merger and the merger were to fail to be completed, any shareholder who does not exercise their conversion rights would hold shares in a company which owns no assets and would have limited ability to influence the use of those assets in the future.
          The Company has revised the Form S-4 to address the Staff’s comment.
11.	Revise the first full risk on page 26 to, “Future acquisition may be on terms that may not conform to our current business plan and asset portfolio” or similar language and disclose the current business plan and asset portfolio and how future acquisitions may be different.
          The Company has revised the Form S-4 to address the Staff’s comment.

Mr. Christian Windsor
Special Counsel
Office of Financial Services
United States Securities and Exchange Commission
September 17, 2009

12.	Revise the second full risk on page 26 to also disclose in the narrative that the acquisition may be on terms that adversely affect existing shareholder book value and shareholder interests.
          The Company has revised the Form S-4 to address the Staff’s comment.
13.	Revise the third full risk on page 26 to clearly disclose what acquisitions require stockholder vote under Delaware law and change the caption to disclose whether or not any acquisitions not requiring stockholders vote under Delaware law “will” or “will not” be put to stockholders. In addition, briefly discuss if stockholders will vote on any acquisition if the currently proposed acquisition does not occur, e.g., cannot obtain regulatory approval, after approval of stockholders.
          The Company has revised the Form S-4 to address the Staff’s comment.
14.	Revise the second risk factor on page 32 to reflect the impact of the revised provisions upon the risk that an acquisition is not consummated.
          The Company has revised the Form S-4 to address the Staff’s comment.
          In connection with responding to your comments, as requested on page 2 of the Comment Letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Staff from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Frank J. Lopez
Frank J. Lopez

cc:	Michael Clampitt (Securities and Exchange Commission)
Todd Schiffman (Securities and Exchange Commission)
Lindsay Bryan (Securities and Exchange Commission)
John Nolan (Securities and Exchange Commission)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Jason N. Ader (Global Consumer Acquisition Corp.)
Daniel Silvers (Global Consumer Acquisition Corp.)
Andrew Nelson (Global Consumer Acquisition Corp.)